                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X] Form 40-F[___]


      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [___] No [X]


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 13, 2003              ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                                -----------------------
                                            Name:  Ernest Abankroh
                                            Title:  Company Secretary
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                                 [ASHANTI LOGO]

                                 PRESS RELEASE
FOR IMMEDIATE RELEASE                                               13 JUNE 2003


                       ASHANTI GOLDFIELDS COMPANY LIMITED

On 16 May 2003, Ashanti Goldfields Company Limited ("Ashanti") announced that its board was in discussions with the board of AngloGold Limited ("AngloGold") regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares or global depositary securities. The announcement further stated that discussions were taking place with certain stakeholders.

Ashanti has been notified that the Government of Ghana is to hold consultations and take appropriate professional advice in considering the proposed merger. Ashanti welcomes this development as an important step forward in the discussions with key stakeholders.

Shareholders are reminded that there can be no assurance that a definitive agreement between Ashanti and AngloGold will be reached and a further announcement will be made when appropriate. Consequently, shareholders of Ashanti are avdised to exercise caution when dealing in the relevant securities until a further announcement is made.

End

For Further Information Contact:

Ashanti Goldfields Company Limited
Kweku Awotwi, MD for Investor Relations                    Tel: +233 21 772331
Corinne Gaisie, UK Representative                          Tel: +44 20 7256 9938

North American Contact:
Allan Jordan - Golin Harris                                Tel: +1 212 697 9191

CIBC World Markets Plc
Andy Quinn, Managing Director                              Tel: +44 20 7234 6400

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2001 filed with the Commission on 27 January 2003.

Ashanti does not undertake any obligation to update publicly or release any revisions to publicly update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.



  A copy of this release is available at http://www.ashantigold.com/release.htm
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